UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No. 1)

EnLink Midstream, LLC

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class Securities)

29336T100

(CUSIP Number)

February 17, 2016*

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The Reporting Person has determined to voluntarily file this exit Amendment at this time prior to the required deadline after the end of the calendar year.

CUSIP No. 29336T100	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Tall Oak Midstream, LLC 46-4347243
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 53,953
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 53,953
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,953
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 4 Pages

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on January 22, 2016 with respect to Common Units representing limited liability company interests in EnLink Midstream, LLC. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	Ownership

Reference is made to Items 5-9 and 11 of page 2 of this Schedule, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  ☒

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2016

Tall Oak Midstream, LLC

By:	/s/ Max J. Myers
Max J. Myers, Chief Financial Officer